UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: February 5, 2021

Commission File Number: 000-56227

BESPOKE CAPITAL ACQUISITION CORP.

(Exact Name of registrant as specified in its charter)

3rd Floor

115 Park Street

London, W1K 7AP

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Listing of Class A Restricted Voting Shares on Nasdaq

On February 5. 2021, Bespoke Capital Acquisition Corp., a special purpose acquisition corporation incorporated under the Laws of the Province of British Columbia (“Bespoke”), announced that its Class A restricted voting shares (the “Shares”) were approved for listing on the Nasdaq Global Market (“Nasdaq”). The Shares will begin trading on Nasdaq at the open of the market on February 8, 2021, under the symbol “BSPE,” and will continue to trade on the Toronto Stock Exchange under the symbol “BC.U.”

A copy of the press release relating to the announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release dated as of February 5, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BESPOKE CAPITAL ACQUISITION CORP. (Registrant)

February 5, 2021	By:	/s/ Mark Harms
Mark Harms
Chief Executive Officer